

Mail Stop 3561

June 19, 2008

Eric J. Foss
Principal Executive Officer
Bottling Group, LLC
One Pepsi Way
Somers, New York 10589

>   **Re: Bottling Group, LLC**
>   **Form 10-K for fiscal year ended December 29, 2007**
>   **Filed February 27, 2008**
>   **File No. 333-80361-01**

Dear Mr. Foss:

We have completed our review of your Form 10-K and your letter dated June 5, 2008 and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director